UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2020

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated January 29, 2020

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) announces that a Senior Notes issuance was held today in the international capital markets for a total value of US $ 1 billion. The Notes were issued for a term of ten (10) years, with a coupon of 4.375%. The Notes will mature on February 4, 2030 and the payment of the interest will be semiannual. The purchase orders, which reached three times the amount issued, came from more than 200 investors from the United States, Europe, Asia and Latin America.

The bonds were issued by Grupo Aval Ltd., a subsidiary of Grupo Aval, guaranteed by Grupo Aval, in accordance with Rule 144 A and Regulation S issued under the Securities Act of 1933 of the United States of America.

Grupo Aval is the largest financial conglomerate in Colombia.

The securities offered as indicated herein have not been, nor will they be, registered under the Securities Act of 1933 and may not be offered or sold in the United States, without having been previously registered or pursuant to an exemption from the registration requirements as applicable. The information reported herein does not constitute an offer to sell or a solicitation of an offer to buy securities that could be issued. In any case, there can be no sale of the aforementioned securities in any jurisdiction in which such offer, solicitation of an offer to buy or sale does not comply with applicable regulations if made before the registration or qualification required under the securities laws of the respective jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2020

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel